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N° DE VESTIAIRE : J037

May 6, 2003

BY COURIER

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Division of Corporate Finance

RE: File No. 82-3706

Dear Sirs:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), the following documents:

1. a brief description of the Company's consolidated revenues for the first trimester 2003, addressed to the *Bulletin des Annonces Légales Obligatoires* (Balo) for publication and to the *Commission des Opérations de Bourse* (COB), for which no English translation, version, or summary has been prepared; and

2. an English translation the following press releases issued by the Company, as made available to the Company's shareholders:

   a. "Schneider Electric 2003 first quarter sales: 2.1 billion Euros – Stability in Group Sales," dated April 23, 2003;

   b. "Schneider Toshiba Inverter SAS has opened operations in China and in the United States," dated April 17, 2003;

   c. "Jean-Pierre Chardon is appointed as new head of French organization," dated April 10, 2003;

   d. "Hanover Fair 2003 from April 7 to April 12," dated April 1, 2003;

e. Schneider Electric Full year 2002 results – Strong operating performance and reinforced financial structure," dated March 6, 2003.

These materials are being furnished under paragraph (b)(1)(i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please do not hesitate to contact the undersigned at +33 (0)1 55 27 11 53 if you have any questions in respect of this matter.

Yours sincerely,



Eden Quainton

Enc.

Schneider Electric S.A.

Brief description of consolidated revenues for the first trimester 2003:

The statement indicates that, at its current scope of consolidation, Schneider Electric S.A.'s consolidated revenues reached €2.08 billion in the first trimester 2003, as compared to €2.25 billion for the comparable period in 2002. For the activities of Schneider Electric Industries S.A.S. (Merlin Gerin, Telemecanique, Square D, Modicon), the decline in revenues at a constant scope of consolidation and at constant exchange rates was –0.9%.

At a constant scope of consolidation, Schneider Electric S.A.'s consolidated revenues from activities outside of France increased to 85.5% of total revenues for the first trimester 2003, as compared to 85.1% of total revenues for the comparable period in 2002.



03 MAY -9 AM 7:21

Financial Information

Schneider Electric
2003 first quarter sales:
2.1 billion euros

Stability in Group sales

Rueil Malmaison, April 23, 2003 – At March 31, 2003, Schneider Electric consolidated sales amounted to 2.079 million euros, down slightly (-0.9%) compared to the same period in 2002, on a constant structural and currency basis.

2003 first quarter sales were on a par with the previous quarter, taking into account the seasonal effect, which confirms the stability in business activity observed at the end of 2002. Moreover, 2003 first quarter order intake was slightly above sales.

The sales trend by geographic division is as follows :

In millions euros	**1st Quarter 2003 Sales**	**Change Q1 03 / Q1 02 Constant basis**	**Change Q1 03 / Q1 02 Current basis**
Europe	1,127	-2.8%	-3.0%
North America	533	-4.5%	-20.6%
Rest of the world	419	+10.1%	+1.3%
Total	**2,079**	**-0.9%**	**-7.5%**

The trend in the first quarter 2003 compared to the same quarter in 2002, on a current structural and currency basis, was affected by a 192 million euros unfavorable exchange rate effect mainly due to the continued rise of the euro. Compared to the same period in 2002, the euro has notably gained more than 20% over the dollar.

There was a positive scope effect of 45 million euros, mainly due to the consolidation since January 1, 2003 of the Japanese group Digital Electronics acquired at the end of 2002.

Industrial automation performed slightly better than electrical distribution, which was more affected by the sluggish non-residential market in developed countries.

In **Europe**, sales were down 2.8% in the first quarter compared to the same quarter in 2002, while the trend was stabilising.

Growth in sales was significant in Spain, which continued to benefit from a positive dynamic due to the high level of investment in buildings, infrastructures and energy. The positive trend also continued in Eastern Europe.



Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Financial information *(p. 2)*

Sales in other European countries, including France, declined in a context characterized by a depressed new construction market and weak industrial investment. However, first quarter sales were close to the fourth quarter 2002 performance, seasonally adjusted.

In **North America**, first quarter sales were down 4.5% compared to the same period in 2002 but remained stable compared to the last quarter of 2002. Business continued to be affected by the difficult environment in the commercial and industrial building sector. Sales in industrial automation ceased to show signs of deterioration.

In the **Rest of the World**, representing more than 20% of the turnover, Schneider Electric's sound market positions enabled the group to capitalise on the economic upturn and leverage strong growth relays. Sales jumped 10% in the first quarter 2003 compared to the same period in 2002.

Growth was particularly buoyant in China, encouraged by strong expansion in the industry market, and in most of Asia (Southeast Asia and Japan). South America also performed well. Growth in the Africa / Middle East region was more modest.

****

Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric commented on the Group's business activity in the first quarter as follows :

"*Schneider Electric continues to cope with challenging markets, which are showing no sign of improvement at this stage. The well-balanced geographic spread of our businesses enables us to compensate for sluggish growth in developed countries by sustained growth in emerging countries. In this context, the Group intends to intensify its initiatives to boost organic growth while pursuing its productivity and streamlining efforts.*"

****

Schneider Electric will publish its 2003 second quarter sales on July 22, 2003 and present its first-half results for 2003 on July 31, 2003.

Schneider Electric :
Give the best of the New Electric World to everyone, everywhere at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands Merlin Gerin, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the energy, buildings, industry and infrastructures markets. Schneider Electric generated sales of EUR 9.1 billion in 2002 in 130 countries.


Merlin Gerin
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46


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Schneider Electric press release

april 17, 2003

Schneider Toshiba Inverter SAS has opened operations in China and in the United States

Schneider Toshiba Inverter SAS, the joint venture between Schneider Electric and Toshiba Corporation in industrial variable speed drives has opened a subsidiary in Suhzou (China) and in Houston (United States).
In China, **Schneider Suhzou Drives** will manufacture variable speed drives (Altivar 28 and Altivar 58) and will supply to Schneider for the local market.
ST Inverter America, Inc. will be dedicated to Research & Development and the manufacture of new ranges of industrial variable speed drives.

Schneider Toshiba Inverter SAS, world leader in its market, with 470 employees and sales of €400 million in 2002, has a strong, well-balanced market position in Europe, Japan and the United States.
Schneider Toshiba Inverter SAS is a holding company, in which Schneider Electric holds a 60% stake and Toshiba Corporation 40%. It already controls two marketing, development, purchasing and production subsidiaries, Schneider Toshiba Inverter Europe (STIE) located in Pacy-sur-Eure (France) and Toshiba Schneider Inverter Co., located in Japan.
The Management Committee comprises a Japanese Vice-Chairman, a French Marketing and Finance Vice-President and a Japanese Technical Vice-President.

Schneider Toshiba Inverter SAS has also just received the French Quality Trophy which is awarded for both management and personnel commitment, quality strategy and targets, operating results, customer satisfaction and commitment to the community.
« This award and the inauguration of our subsidiaries in China and the United States symbolize our intention to pursue a strong growth policy and respect the commitments we made when we created the company » said Elie Belbel, Chairman and CEO of Schneider Toshiba Inverter SAS.

Appendix
Schneider Toshiba Inverter SAS is the fruit of a ten year cooperation between Schneider Electric and Toshiba in the industrial control and low voltage distribution sectors, which has resulted in a number of other joint ventures :
1992: joint-venture in Batam, Indonesia, to manufacture contactors,
1998: joint-venture in Japan, to develop small variable speed drives,
1999: joint-venture in Japan to sell a joint range of electrical distribution and industrial control products.

> About Toshiba Corporation
Toshiba Corporation is a world leader in information and communication systems, electronic components, consumer goods and electrical equipment. With its 170,000 employees worldwide, Toshiba Corporation generates sales of 45 billion of US dollars.
> More about Toshiba Corporation:
www.toshiba.co.jp


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Schneider Electric press release

april 10, 2003

Jean-Pierre Chardon is appointed as new head of French organization

Jean-Pierre Chardon will take over responsibility for the French organization within the European operating division following the departure of Jean-Luc Puig.

Jean-Pierre Chardon, 52, is a graduate from the Ecole Nationale Supérieure de Physique de Grenoble (class of 1976) and holds a post-graduate degree in business administration.

After joining Merlin Gerin in 1977, he held the following positions: manager of the Alès manufacturing plant, head of the Mexico country organization (1991) and head of the low voltage power distribution business (1994). In 1998, he headed up the low voltage business. In 2000, Jean-Pierre Chardon was appointed Vice-President of the Building Market. Since 2002, he has been responsible for the integration of Lexel and the NOBIS region, which includes the Nordic countries, Benelux, Ireland and Switzerland.

About Schneider Electric
Schneider Electric
Give the best of the New Electric World
To everyone, everywhere at any time

Schneider Electric, the world's Power & Control specialist with leading international brands such as Merlin Gerin, Square D and Telemecanique, offers a comprehensive range of products and services for the residential, buildings, industry and energy and infrastructures markets.

Schneider Electric's 74,814 employees generated sales of EUR 9.1 billion in 2002 through 9,000 sales outlets in 130 countries.


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Schneider Electric press release

april 1, 2003

Hanover Fair 2003 from April 7 to 12

Schneider Electric will show it's main exhibition in Hall 11 (Booth C64/C72) on over 900 sqm of display net space, presenting the whole range electrical distribution and automation products, as well as application solutions for packaging and conveying. As innovative bricks for building the New Electric World, there is a special focus on :

Global Detection
Global detection makes up a complete range of detectors focusing on Osiconcept (offering Simplicity through Innovation) patented by Telemecanique. Osiconcept aims to simplify selection, stockage, installation, setting-up, maintenance and contributes to great improvements in productivity,
TeSys Model U
Telemecanique controller-starter combining not only power and control functions, but also control system and communication functions in a single product,
Phaseo
A wide Telemecanique offer of single-phase and three-phase regulated switch mode power supplier from 12 to 48 VDC and 7 W to 960 W,
Evolis
A new Merlin Gerin MV vacuum circuit breaker from 1 to 17,5 kV.

According to Hannover Messe AG, the organiser of this event, 6,200 companies from 60 different countries will be at the fair, showing their products on over 210,000 sqm of net display space.
About 233,000 professionals from 80 countries are expected to visit the Hanover Trade Fair this year.

> More about this exhibition:
www.hannovermesse.de

> More about Schneider Electric in Germany :
www.schneider-electric.de



Financial Information

Schneider Electric
Full year 2002 results

Strong operating performance and reinforced financial structure

Rueil Malmaison, March 6, 2003 – The Board of Directors, chaired by Henri Lachmann, met on March 5, 2003 to close the consolidated financial statements for the year ended December 31, 2002.

In EUR Millions	2002	2001	Change
Sales	9,061	9,828	-8%
Gross margin (in % of sales)	*41.5%*	*40.2%*	*+1.3*
Operating income	1,040	1,116	-7%
Operating margin (in % of sales)	*11.5%*	*11.4%*	*+0.1*
Cash flow from operations	968	966	-
Net income, Group share, before amortization of goodwill	560(i)	583(i)	-4%
Net income, Group share	422	(986)	n.a.

(i) Excluding provision and deferred taxes recorded in 2001 and 2002 on Legrand divestment

- **Legrand divestment was concluded satisfactorily**
- **Gross margin improvement target is achieved**
- **Schneider Electric improves substantially its operating performance in the second half of the year and generates a strong cash flow**
- **The Group will intensify in 2003 its productivity plans, organic growth initiatives and targeted acquisition policy**
- **Schneider Electric has the possibility of pursuing share buyback program**


Merlin Gerin
Modicon
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46


Schneider
Electric

Financial Information (p. 2)

I. LEGRAND DIVESTMENT WAS CONCLUDED SATISFACTORILY

In October 2002, the Court of First Instance of the European Communities ruled in Schneider Electric's favor by annulling the European Commission's veto of its planned merger with Legrand.

Following intensive work carried out in November 2002, Schneider Electric nevertheless decided to sell Legrand to the KKR-Wendel consortium. This decision was made due to the continued disproportionate demands of the European Commission, the public opposition shown by the Legrand management to the project and the offer to buy back Legrand at a reasonable price which was to expire on the 10th of December 2002.

The divestment of Legrand, which was finalized in December 2002, resulted in proceeds of EUR 3.6 billion (which of EUR 150 million in the form of a vendor loan), which has very significantly reinforced the Group's financial structure.

II. GROSS MARGIN IMPROVEMENT TARGET IS ACHIEVED

Thanks to the first effects of the productivity plans launched within the company program NEW2004, the Group achieved in 2002 its target to improve the **gross margin: it increased by more than 1 point over the year to reach 41.5% of sales** from 40.2% in 2001.

The main action plans – Purchasing, Manufacturing Excellence, Quality & Value Engineering and Six Sigma – as well as other rationalization measures generated productivity gains of EUR 174 million in 2002. The target is to achieve annual productivity gains of EUR 325 million by the end of 2004.

These plans implemented throughout the Group are adapted in each operating division into specific initiatives in order to foster profitable growth.

Europe

- Intensification of development initiatives targeting high growth potential markets and countries: residential market and Eastern Europe countries.
- On-going adaptation of the industrial base through optimization or capacity reduction in France, Italy and the UK.
- Evolution of the medium voltage business with a more standardized offer.

North America

- New management team in the United States and simplification of the industrial and commercial organization.
- Enhancement of the positioning in industrial automation through the launch of specific offering for the American market and the implementation of a dedicated Marketing and Sales organization.
- Continuation of transfers of manufacturing facilities to lower cost areas - essentially in Mexico - and of outsourcing of non-strategic processes.


Merlin Gerin
Modicon
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Financial Information *(p. 3)*

International

- Increased market coverage - notably in China - through the deployment of additional sales forces and offices.
- Extended catalog in mature countries and launch of targeted offers leveraging the technology of our acquisitions (Digital Electronics in human-machine interface, PDL in final low voltage).
- Manufacturing capacity extended in Asia in response to growing demand.

III. KEY FIGURES: STRONG OPERATING PERFORMANCE AND CASH FLOW

Sales

Schneider Electric generated **sales** of **EUR 9,061 million** in 2002, down **7.8%** compared to 2001. On a constant structural and currency basis, sales declined by **5.2%.**

After a bottom in the first quarter 2002, sales recovered slightly in the second quarter and have been relatively stable since then, on a constant structural and currency basis. Third and fourth quarter 2002 sales were affected by a significant currency effect due to the rise of the euro against most currencies.

The decline in sales was more marked in North America (-9.8% on a constant basis), where the markets were particularly difficult, than in Europe (-6.0%) which evolution was more contrasted. The Group continued to grow in the International (+4.5%) thanks to its strong position in emerging countries, notably China and the Africa-Middle East region.

Operating margin

Operating income totaled **EUR 1,040 million** in 2002, representing an **operating margin** of **11.5%**, slightly above the performance registered in 2001 (11.4%), despite a 7.8% decline in sales and taking into account an operating margin of 8.2% in North America. The **operating margin** of **12.2%** achieved **in the second half of 2002** marks a **significant improvement** over the first half (10.8%).

Schneider Electric managed to maintain a strong operating performance in 2002 thanks to the launch of productivity plans as part of the NEW2004 company program, which resulted in a **1.3 point improvement in the gross margin** and also to continued rationalization initiatives, which led to an additional **4% reduction in base costs**.

There was no notable change in the operating margin of the divisions. However, North America managed to improve slightly its operating margin in an adverse environment, while the performance remained satisfactory in Europe (12.6%) and particularly in the International (13.6%).

The operating margin by activity improved significantly in the automation business (9.6%) and remained at a high level in electrical distribution (12.2%).


Merlin Gerin
Modicon
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Financial Information *(p. 4)*

Cash flow

Cash flow from operations amounts to **EUR 968 million** in 2002, or **10.7%** of sales, a significant improvement on prior year (9.8% of sales in 2001) and demonstrates the ability of the Group to generate cash.

Thanks to the monitoring of capital expenditures and the reduction of operating working capital, **free cash flow increased** by **10%** over the year 2002 to **EUR 592 million**.

This **high level of cash flow** combined with the proceeds from the sale of Legrand enables Schneider Electric to benefit from a **particularly sound balance sheet**, with a **net cash position** of **EUR 844 million** at the end of 2002 compared to a net debt of EUR 2,295 million at the end of 2001.

Net income

Net income before amortization of goodwill, adjusted from the capital loss and deferred taxes resulting from the divestment of Legrand, amounted to **EUR 560 million** in 2002, down 4% compared to 2001.

Net income after amortization of goodwill (including the impact of the Legrand divestment) amounted to **EUR 422 million**, compared to a net loss of EUR 986 million in 2001.

Net earnings per share before amortization of goodwill totaled **EUR 2.67**. After amortization of goodwill, it amounts to **EUR 1.83**.

IV. CONTINUATION OF SHARE BUYBACK PROGRAM

Schneider Electric has acquired **9 million** of its own shares since the last General Shareholders' meeting in May 2002, representing **4%** of its capital. This brings the number of shares held directly or indirectly to **20 million**, or **8%** of capital.

The Board of Directors decided, within the framework of the delegation granted by the General Shareholders' meeting, to cancel immediately **12 million** shares representing **5%** of the company capital.

Schneider Electric has thus the possibility of pursuing pragmatically share buyback in 2003.

V. PROPOSITION OF DIVIDEND FOR 2002

The Board of Directors has decided to propose to the General Shareholders' meeting, to be held on May 16, 2003, the distribution of a net dividend of **1.00 euro per share**, coupled with a tax credit, which for individual shareholders will represent a gross dividend of **1.50 euro per share** compared to 1.30 euro in 2001. Dividend will be paid in cash on May 20, 2003.


Merlin Gerin
Modicon
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46



Financial Information *(p. 5)*

VI. OUTLOOK FOR 2003

The lack of visibility regarding the evolution of the world economy hinders the chance of a real recovery before the end of 2003. Even though the trend in industrial investments and non-residential construction shows a stabilization at a low level in developed countries, there is no notable sign of improvement identified at this stage.

In this context, Schneider Electric's primary objective is to **foster organic growth** and the Group intends to:

- Capitalize on its experience in order to develop added-value solutions to meet increasing demands of customers,
- Leverage its competencies within dedicated organizations aimed at targeting growing business segments more effectively,
- Focus on innovation by maintaining a high level of investment in Research and Development and the development of technological partnerships.

These actions will be accompanied by the **continuation of a selective acquisition policy** aimed at **strengthening the Group's positions** in the final low voltage distribution, the industrial and building automation sectors, secured power as well as full offering of services of industrial and electrical network performance. These acquisitions will contribute to **expand its accessible markets**.

Henri Lachmann, Chairman and Chief Executive Officer of Schneider Electric commented on the Group's 2002 results as follows :

"Thanks to the hard work of all the teams, Schneider Electric demonstrated in 2002 its capacity to adapt to an adverse environment and its ability to maintain a high cash flow. The Group intends to leverage its excellent geographic spread, the quality of its products and the characteristics of its business model to face uncertain market conditions. Schneider Electric will intensify in 2003 its actions to improve gross margin, adapt the industrial tool and reduce base costs in order to continue to improve its profitability. Its high cash flow and sound balance sheet are undeniable advantages for the implementation of its strategy."

****

First quarter 2003 sales will be published on April 23, 2003.

<u>Schneider Electric</u>
<u>Give the best of the New Electric World</u>
<u>To everyone, everywhere, at any time</u>

Schneider Electric is the world specialist in power and control. Through its world-class brands, Merlin Gerin, Modicon, Square D and Telemecanique, Schneider Electric anticipates and satisfies its customers' requirements in the buildings, industry, energy and infrastructures markets.
In 2002, Schneider Electric generated sales of EUR 9.1 billion in 130 countries.


Merlin Gerin
Modicon
Square D
Telemecanique

Investor Relations :
Schneider Electric
Alexandre Brunet

tel. +33 (0)1 41 29 70 71
fax +33 (0)1 41 29 71 42
www.schneider-electric.com
Euroclear : 12197

Media Contact :
Schneider Electric
Véronique Moine

tel. +33 (0)1 41 29 70 76
fax +33 (0)1 41 29 71 95

Media Contact :
DGM
Michel Calzaroni
Olivier Labesse
tel. +33 (0)1 40 70 11 89
fax +33 (0)1 40 70 90 46